United States securities and exchange commission logo





                            September 23, 2021

       Jeffrey S. Beebe
       Chief Executive Officer
       RealyInvest NNN, LLC
       2000 PGA Blvd, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: RealyInvest NNN,
LLC
                                                            Amendment No. 9 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 7,
2021
                                                            File No. 024-11345

       Dear Mr. Beebe:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2021 letter.

       Amendment No. 9 to Offering Statement on Form 1-A Filed September 7,
2021

       Master Series Table, page 8

   1. We note your revised disclosure on page 8 that the dividend rate is "Based upon available cash after payment of
expenses and rental income based on cap rate of 5.25%." We further note your reference to
the 5.25% cap rate in the distribution rights section on page 95.
                                                        Please tell us how you
determined it was appropriate to reference the cap rate in
                                                        these contexts.
 Jeffrey S. Beebe
FirstName
RealyInvestLastNameJeffrey  S. Beebe
             NNN, LLC
Comapany 23,
September   NameRealyInvest
                2021         NNN, LLC
September
Page  2     23, 2021 Page 2
FirstName LastName
Overview
Structure, page 9

2. We note that the chart on page 10 indicates the existence of Series NNN-2 and NNN-3.
         We also note the reference on page 3 regarding additional Series. Please advise us of your timing and process to "amend this Offering" to include such Series. Please refer to Rule
         251(d)(3)(i)(F).
Financial Information, page 17

3. In light of your ability to present unaudited forecasted financial information for the NNN-
         1 Property, please tell us how you determined that it was appropriate to continue to include the unaudited tax basis financial information for the NNN-1 Property.
Offering Summary
Distributable Cash, page 23

4. We note your definition of Distributable Cash. Please revise your offering circular to address the following:
             Please clarify what is meant by "net rental income."
             Please clarify how interest expense is incorporated into your definition of
             Distributable Cash.
Management Fee, page 24

5. We note your response to our comment 3 and your revisions to your offering circular. We are unclear how investors can anticipate the amount of Management Fees to be charged to a Series. In this regard, you state that the Manager may, in the future, charge a
         Management Fee of up to 10% of any Distributable Cash generated by a particular Series.
         Please tell us and revise your offering circular to clarify how the Manager will determine if such a fee will be charged and how they will determine the percentage of Distributable
         Cash to charge.
Series NNN-1 Unaudited Forecasted Financial Information, page 64

6. We note your response to our prior comment 5 and your revisions to your offering circular. We note your disclosure states that the unaudited forecasted financial information was prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for
         preparation and presentation of prospective financial information (the "Guidelines") and
         GAAP. We also note that your assumptions on pages 65 to 66 indicate that the forecasted financial information was presented on the tax basis of accounting. Please tell us how you determined it was unnecessary to provide the forecasted financial information on the U.S.
         GAAP basis of accounting in light of the historical financials of the Issuer being on the
         U.S. GAAP basis of accounting, your statement on page 64 regarding compliance with
 Jeffrey S. Beebe
FirstName
RealyInvestLastNameJeffrey  S. Beebe
             NNN, LLC
Comapany 23,
September   NameRealyInvest
                2021         NNN, LLC
September
Page  3     23, 2021 Page 3
FirstName LastName
         GAAP and compliance with the Guidelines. We refer you to paragraph
8.15 of the
         Guidelines, which states that financial forecasts usually should be prepared on a basis consistent with the accounting principles expected to be used in the historical financial statements covering the prospective period.
7. We note your response to our prior comment 5 and your revisions to your offering circular. Specifically, we note your forecast is for the year ending December 31, 2022. We further note your disclosure that you assume the acquisition of the NNN-1 Property will occur on October 1, 2021. Please tell us how you determined it was not necessary to present this information covering a 12 month period beginning on the estimated consummation date of the transaction. Please refer to Rule 11-03 of Regulation S-X.
8. We note your footnote (4) on page 66. Please revise to clarify, if true, that if the tenant does not reimburse the Series for such expenses, that the Series will be obligated to pay these costs.
9. We note your response to our comment 4 and your revisions to your offering circular.
         Please further revise note (5) on page 66 to clarify how you determined the amount of interest expense. In this regard, please revise, if true, to clarify that all available cash flow after expenses will go to pay interest expense.
10.      We note your revisions to your offering circular. Specifically, note
(8) on page 66
         indicates that other expenses includes management fees. Please address the following:
             Please tell us and revise your offering circular to clarify if the management fees in note (8) include property management fees, Management Fees, and/or other management fees.
             To the extent it includes Management Fees, please revise to clarify how such fees were calculated.
             To the extent it does not include Management Fees, please clarify how you determined it was unnecessary to reflect such fees. In your response, please address your disclosure on page 92 that indicates you will begin paying Management Fees in late 2021.
             Please revise your offering circular to clearly and consistently disclose and reflect the terms of your Management Fees throughout the entire document.
11. We note your statement that the Series NNN-1 unaudited forecasted financial information is not included in this Offering Circular in order to induce any prospective stockholder to purchase Shares. Please clarify for us how you determined it was appropriate to make that statement, or revise to remove it.
Distribution rights, page 95

12. We note you removed your reference to a 4% dividend rate throughout the filing and you removed your distribution table and related disclosure. However, we note you continue to disclose a 4% dividend rate and retain a discussion of your calculation of
 Jeffrey S. Beebe
RealyInvest NNN, LLC
September 23, 2021
Page 4
      estimated cash available for distribution for the initial 12 month period following this offering on page 95. Please advise or revise.
       You may contact Robert Telewicz at 202-551-3438 or Howard Efron at 202-551-3439 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey S. Beebe
                                                            Division of
Corporation Finance
Comapany NameRealyInvest NNN, LLC
                                                            Office of Real
Estate & Construction
September 23, 2021 Page 4
cc:       Marty Tate
FirstName LastName